Dominion Diamond Reports Fiscal 2018 First Quarter Results

Strong sales and Adjusted EBITDA driven by high-value Ekati production; robust project pipeline advancing

YELLOWKNIFE, NT (June 12, 2017) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today reported its first quarter operational and financial results for the three months ending April 30, 2017. Unless otherwise indicated, all references to “first quarter,” “Q1 fiscal 2018” and “Q1 2018” refer to the three months ended April 30, 2017, all references to “Q1 fiscal 2017” and “Q1 2017” refer to the three months ended April 30, 2016, and all financial information is presented in US dollars.

Highlights

•	Higher-value ore blend at Ekati Diamond Mine (“Ekati mine”) continues to have positive impact on financial results
o	Adjusted EBITDA(1) was $97.0 million in Q1 fiscal 2018, an increase of 79% from $54.3 million in Q1 fiscal 2017, reflecting higher-value production at the Ekati mine.
•	Significant year-over-year production growth
o

Consolidated carats recovered increased 17% to 2.15 million carats in Q1 fiscal 2018 from 1.83 million carats in Q1 fiscal 2017 due primarily to production from the high-grade Misery Main pipe at the Ekati mine, with stable production at the Diavik Diamond Mine (“Diavik mine”).

•	Robust project pipeline advancing
o

Misery Deep approved for construction by the Board of Directors based on a positive pre- feasibility study completed in May; Jay water licence recommended for Ministerial approval; Fox Deep preliminary economic assessment underway.

•	Generating growth through exploration
o	High-priority pipes identified near existing infrastructure at Ekati mine – inaugural inferred mineral resource reported at Leslie pipe, and drilling planned at Kodiak pipe this summer.
•	Strong balance sheet maintained
o	Total unrestricted cash resources of $131.2 million, debt of $10.6 million and $210 million available under the revolving credit facility at April 30, 2017.
•	Financial and operating guidance unchanged
o	Fiscal 2018 sales expected to be between $875 and $975 million and Adjusted EBITDA between $475 and $560 million.
•	Value creation remains the focus
o	Dual-track approach – execution on long-term strategy, and strategic review process.

“The significant year-over-year improvement in sales, gross margin and Adjusted EBITDA is the result of our transition to high-value production at Ekati, and continued solid performance at Diavik,” said Jim Gowans, Chairman of the Board. “We are building upon the strong momentum that started at the beginning of this year, while advancing our project pipeline to support longer-term value generation. With Misery Deep now approved for construction, we will benefit from an enhanced mid-term production and cash flow profile, while continuing to optimize our operations and maximize the value of the diamonds we sell.”

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS measure. Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses), exploration costs and the gain on the sale of the Toronto office building from EBITDA. See “Non-IFRS Measures” for additional information.

Consolidated Performance Review (Ekati mine 100% and Diavik mine 40%)

Financial Summary

	Three months	Three months
(in millions of US dollars, except where otherwise noted)	ended April 30,	ended April 30,
	2017	2016
Sales(1)	$211.0	$178.3
Carats sold (000s)	2,333	2,600
Average price per carat sold ($/carat)	$90	$69
Cash cost of sales per carat sold (2) ($/carat)	$45	$50
Gross margin	$30.8	$(18.8)
Gross margin (%)	15%	(11% )
Selling, general and administrative expenses	$8.3	$8.0
Current and deferred income tax expense (recovery)	$19.1	$(30.6)
Net income (loss)	$(7.8)	$(5.3)
Adjusted EBITDA	$97.0	$54.3
Adjusted EBITDA margin (2) (%)	46%	30%
Depreciation and amortization	$75.8	$61.5
Earnings (loss) per share attributable to shareholders ($/share)	$(0.09)	$(0.01)
Cash provided from operating activities before changes in non-cash operating working capital(2)	$73.5	$11.2
Free cash flow(2)	$(15.5)	$(90.0)

(1)	Q1 fiscal 2017 sales exclude 0.1 million carats produced from Misery Main and Pigeon pipes during the pre-commercial production period for proceeds of $4.4 million.
(2)

The terms “Cash cost of sales per carat sold”, “Adjusted EBITDA margin”, “Cash provided from operating activities before changes in non-cash operating working capital” and “Free cash flow” do not have a standardized meaning according to IFRS. The Company defines cash cost of sales per carat sold as the cash component of cost of sales, excluding depreciation and amortization divided by the total carats sold. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total sales. Cash provided from operating activities before changes in non-cash operating working capital is defined as net cash from operating activities less changes in non-cash operating working capital. Free cash flow is defined as net cash from operating activities, less sustaining capital expenditure and less growth and exploration capital expenditure. See “Non-IFRS Measures” for additional information.

Financial Performance

Net income (loss)

In Q1 fiscal 2018, the Company reported a consolidated net loss attributable to shareholders of $7.8 million, or $0.09 per share. The net loss includes a foreign currency exchange impact on income tax expense of $13.6 million, or $0.16 per share, and restructuring costs of $2.3 million, or $0.02 per share, relating to the relocation of the corporate head office. Relative to Q1 fiscal 2017, financial performance was also impacted by:

  The sale of higher-value goods from the Ekati mine, including approximately $21 million of high- value fancy coloured diamonds, which contributed to an 18% increase in sales to $211.0 million and an increase of $49.6 million in gross margin to $30.8 million. Dominion holds ten sales per year and there were two sales in each of Q1 2018 and Q1 2017. Gross margin in Q1 fiscal 2017 was negatively impacted by an impairment charge of $19.6 million reflective of the lower-value production from the Misery Satellites at the Ekati mine.
  The demonetization of the Indian rupee in November 2016, which disrupted normal trading activity for smaller, lower-value goods.
  An increase in depreciation associated with the Misery Main pre-stripping asset as the related goods were processed and sold.

Adjusted EBITDA, Cash Flow and Balance Sheet

  Q1 fiscal 2018 Adjusted EBITDA of $97.0 million increased 79% from $54.3 million in the comparable period of the prior year, reflecting a significant increase in gross margin.
  Cash from operating activities before changes in non-cash operating working capital of $73.5 million in Q1 fiscal 2018 increased from $11.2 million in Q1 fiscal 2017 primarily due to the increase in sales, combined with stable cash cost of production at both the Ekati and Diavik mines. Tax payments were lower than in Q1 fiscal 2017 due to timing differences.
  Free cash flow was negative $15.5 million in Q1 fiscal 2018 compared to negative free cash flow of $90.0 million in Q1 fiscal 2017. In Q1 fiscal 2018, capital expenditures included significant investments in the A-21 project at the Diavik mine, and in the Sable project and in production stripping at the Pigeon pipe at the Ekati mine. During the first fiscal quarter of any given year, expenditures also include a large portion of the annual supplies for both mines due to the use of winter road transportation to their remote location.
  As at April 30, 2017, the Company had total unrestricted cash and cash equivalents of $131.2 million, debt of $10.6 million and $210 million available under its revolving credit facility. In May 2017, restricted cash of $48.0 million was released and letters of credit were issued under the revolving credit facility. As a result, unrestricted cash increased by $48.0 million and availability under the credit facility was reduced by the same amount.

Operational Summary

(in US dollars, except where otherwise noted)	Three months ended	Three months ended
	April 30, 2017	April 30, 2016
Carats recovered (000s)	2,146	1,830
Cash cost per tonne processed (1) ($/tonne)	$85	$81
Total cost per tonne processed (1) ($/tonne)	$149	$129
Cash cost per carat produced (1) ($/carat)	$46	$54
Total cost per carat produced (1) ($/carat)	$77	$84

(1)

Cash cost per tonne processed and cash cost per carat produced are non-IFRS measures, and are calculated by dividing cash cost of production by total tonnes processed and total carats produced, respectively. Cash cost of production is a non-IFRS measure, and includes mine site operating costs such as mining, processing and administration, other cash costs relating to sorting and valuation activities and private royalties, but is exclusive of amortization, capital, and exploration and development costs. Total cost of production is a non-IFRS measure and is comprised of cash cost of production plus depreciation and amortization. Total cost per tonne processed and total cost per carat produced are non-IFRS measures, and are calculated by dividing total cost of production by total tonnes processed and total carats produced, respectively. See “Non-IFRS Measures” for additional information.

  During Q1 fiscal 2018, 2.1 million carats were recovered, an increase of 17% from Q1 fiscal 2017, during which 1.8 million carats were recovered. The increase in Q1 fiscal 2018 is primarily due to the processing of significant amounts of high-grade ore from the Misery open pit at the Ekati mine.
  Cash cost per tonne processed increased in Q1 fiscal 2018 compared to Q1 fiscal 2017 due to a reduction in tonnes processed at both the Ekati and Diavik mines, partially mitigated by cost reductions at the Diavik mine. Total cost per tonne processed increased as a result of higher depreciation of the Misery Main pre-stripping asset as significant quantities of this ore were processed in Q1 fiscal 2018.
  Cash cost per carat produced decreased in Q1 fiscal 2018 compared to Q1 fiscal 2017 primarily due to the increase in carats recovered. Total cost per carat produced decreased less than cash cost per carat produced due to higher depreciation of the Misery Main pre-stripping asset.

Diamond Market

  The diamond market has become more positive than in recent months and overall prices have improved from early fiscal 2018 levels after a slight dip associated with the residual effects of the November 2016 demonetization of the Indian rupee. In India, there has been a recovery of demand in the retail jewelry market following demonetization, and a noticeable rise in activity in the lower-end price ranges, notably from the larger jewelry chains. It is expected there will be a full return to normal trading activity as work resumes at the Indian diamond polishing factories after the May break. This is the most active time of year for purchases by the jewelry manufacturing segment, as it prepares for the end of year sales season.
  The diamond jewelry retail industry in the United States failed to meet market expectations in the first quarter of calendar 2017. The level of optimism in the market has since increased, except with regards to the outlook for the larger retailers. Traffic is less buoyant in the cheaper diamond ranges than at calendar year-end 2016, however, bridal goods have been more resilient, and the higher end of the market, while slow, is improving.
  The improvement in mainland Chinese demand early in the quarter has persisted and there is increased activity in Hong Kong and Macau, both of which had suffered a retail downturn in recent months.
  Between the February 2017 sale and the May 2017 sale, average prices have increased by 3% and 1% for the Ekati mine and Diavik mine, respectively. The increase in average prices reflects some recovery in demand for lower-priced rough diamonds following the Indian demonetization. Prices for higher-value goods were not as significantly impacted by demonetization and have remained relatively stable. While prices have not recovered as quickly for the smaller white goods, there has been more marked improvement in prices for brown goods, leading to a greater average price increase for the Ekati segment.
		February 2017	Average %
		sales cycle	change to
		average price	May 2017
Mine	Feed type	per carat	sales cycle(1)
Ekati Diamond Mine	Koala	$280
	Misery Main	53	3%
	Misery Southwest Extension	37
	Pigeon	138
Diavik Diamond Mine	A-154 South	111
	A-154 North	147	1%
	A-418	80
	COR(2)	40

(1)

The average price changes from February 2017 to May 2017 represent net changes in prices for all goods from each mine, both higher-value and lower-value. Prices for the higher-value and lower-value market segments can move independently of one another, depending on relative demand. As such, strengthening prices in one market segment can offset weakening prices in another, resulting in minimal average price change.

(2)	COR refers to coarse ore rejects, which are not classified as mineral reserves and do not have demonstrated economic viability.

Ekati Mine Performance Review (100% basis)

Financial Performance

	Three months	Three months
(in millions US dollars, except where otherwise noted)	ended April 30,	ended April 30,
	2017	2016
Sales(1)	$137.7	$105.1
Carats sold (000s)	1,834	1,545
Average price per carat sold ($/carat)	$75	$68
Cash cost of sales per carat sold ($/carat)	$39	$59
Gross margin	$9.8	$(31.8)
Gross margin %	7%	(30%	)
Adjusted EBITDA	$64.3	$25.9
Adjusted EBITDA margin %	47%	25%
Depreciation and amortization	$56.0	$38.9

(1)	Q1 fiscal 2017 sales exclude 0.1 million carats produced from Misery Main and Pigeon pipes during the pre-commercial production period for proceeds of $4.4 million.
  Sales increased in the current year due to a 19% increase in carats sold resulting from the sale of goods from the higher-value Misery Main and Koala pipes. Sales and average price per carat sold were positively influenced in Q1 fiscal 2018 by an auction of approximately $21 million of high-value fancy coloured diamonds, predominantly from the Misery Main pipe.
  Cash cost of sales per carat sold decreased in Q1 fiscal 2018 compared to Q1 fiscal 2017 due primarily to a $19.6 million impairment charge recorded in cost of sales in Q1 fiscal 2017 as a result of the recovery of goods from low value Misery Satellites in that quarter. This decrease was partially offset by a 10% increase in the average price per carat sold in Q1 fiscal 2018. As costs are allocated to goods sold on the basis of their relative value, cash cost of sales per carat sold will typically increase or decrease in line with the average price per carat sold.

Operational Performance

	For the three months ended April 30, 2017			For the three months ended April 30, 2016
Pipe	Tonnes Processed (000s)	Carats(1) (000s)	Grade(1) (carats/tonne)	Tonnes Processed (000s	)	Carats(1) (000s)	Grade(1) (carats/tonne)
Koala	500	221	0.44	314		197	0.63
Misery Main	258	1,115	4.30	75		204	2.72
Pigeon	148	52	0.35	248		109	0.44
Misery Satellites (2)	–	–	–	335		566	1.69
Total(3)	906	1,388	1.53	972		1,076	1.11

(1)

As different kimberlite sources are blended during processing, carats and grade per pipe are estimated using the block models for the tonnes processed from each pipe, adjusted for the overall reconciliation of total carats recovered against the model. The total carats produced include all incremental production arising as a result of the changes made to the Ekati process plant to improve diamond liberation.

(2)

The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred mineral resources, and Misery Northeast material. During the three months ended April 30, 2016, approximately 0.6 million carats were recovered from the processing of approximately 0.3 million tonnes of material from Misery South, Southwest extension and Northeast pipes. The Northeast material is not included in the mineral reserves or mineral resources, and is therefore incremental production.

(3)	Figures may not add due to rounding.

	Three months	Three months
(in US dollars, except where otherwise noted)	ended April 30,	ended April 30,
	2017	2016
Waste tonnes mined (000s)	6,824	5,406
Kimberlite tonnes mined (000s)	863	1,651
Tonnes processed (000s)	906	972
Carats recovered (000s)	1,388	1,076
Grade (carats/tonne)	1.53	1.11
Cash cost per tonne processed ($/tonne)	$73	$67
Total cost per tonne processed ($/tonne)	$128	$104
Cash cost per carat produced ($/carat)	$49	$62
Total cost per carat produced ($/carat)	$84	$94

  During Q1 fiscal 2018, the Ekati mine recovered 1.4 million carats from 0.9 million tonnes processed, compared to 1.1 million carats recovered from 1.0 million tonnes processed in Q1 fiscal 2017.

  Carat production increased by 29% in Q1 fiscal 2018 compared to the same period in the prior year, due to the positive impact of processing a large proportion of high-grade Misery Main ore. Carat production in Q1 fiscal 2018 was also negatively impacted by a 7% decrease in ore tonnes processed compared to Q1 fiscal 2017 due to reduced plant availability resulting from unplanned maintenance, and to a lesser extent, seasonal weather-related material handling at the Ekati mine.

  Mining activities in Q1 fiscal 2018 were focused at Misery, Pigeon and Lynx open pits and at Koala underground. Approximately 1.8 million tonnes of kimberlite material remained in stockpiles at the end of Q1 fiscal 2018, primarily from Pigeon and Misery Satellites.

  A fines dense media separation (“Fines DMS”) unit was commissioned in Q4 fiscal 2017 in order to improve the recovery of small diamonds. In Q1 fiscal 2018, the unit ramped up to its design throughput. The recovery of small diamonds, which have low values per carat, has not met expectations to date. However, adjustments are in progress to the recovery circuit to improve performance, and it is expected that the unit will achieve planned recovery in the second half of the year.

Diavik Mine Performance Review (40% basis)

Financial Performance

	Three months	Three months
(expressed in millions US dollars, except where otherwise noted)	ended April 30,	ended April 30,
	2017	2016
Sales	$73.3	$73.1
Carats sold (000s)	499	1,055
Average price per carat sold ($/carat)	$147	$69
Cash cost of sales per carat sold ($/carat)	$66	$36
Gross margin	$21.0	$13.0
Gross margin %	29%	18%
Adjusted EBITDA	$40.3	$34.5
Adjusted EBITDA margin %	55%	47%
Depreciation and amortization	$19.5	$22.4
  Sales in Q1 fiscal 2018 were $73.3 million, consistent with Q1 fiscal 2017, as a 53% decrease in carats sold was offset by a 113% increase in average price per carat sold. In Q1 fiscal 2018, the market for smaller white goods was relatively slow to recover from the impact of Indian demonetization and, therefore, higher-value goods accounted for a greater proportion of sales.

  The cash cost of sales per carat sold increased 83% to $66 per carat in Q1 fiscal 2018 from $36 per carat in Q1 fiscal 2017 due to the increase in average price per carat sold. As noted above, relatively high-value goods were sold in Q1 fiscal 2018 as compared to Q1 fiscal 2017. As costs are allocated to goods sold on the basis of their relative value, cash cost of sales per carat sold will typically increase or decrease in line with the average price per carat sold.

Operational Performance

	For the three months ended March 31, 2017						For the three months ended March 31, 2016
	Tonnes						Tonnes
	Processed		Carats		Grade		Processed		Carats		Grade
Pipe	(000s tonnes	)	(000s	)	(carats/tonne)		(000s tonnes	)	(000s	)	(carats/tonne)
A-154 South	40		132		3.25		49		142		2.90
A-154 North	61		163		2.65		71		166		2.34
A-418	110		447		4.08		102		430		4.22
COR	1		16		–		1		16		–
Total (1)	212		758		3.50	(2)	223		754		3.32	(2)

(1)	Figures may not add due to rounding
(2)	Grade has been adjusted to exclude COR

	Three months	Three months
(in US dollars, except where otherwise noted)	ended April 30,	ended April 30,
	2017	2016
Waste tonnes mined (000s)	40	36
Kimberlite tonnes mined (000s)	232	209
Tonnes processed (000s)	212	223
Carats recovered (000s)	758	754
Grade (carats/tonne)	3.50	3.32
Cash cost per tonne processed ($/tonne)	$133	$140
Total cost per tonne processed ($/tonne)	$235	$241
Cash cost per carat produced ($/carat)	$42	$44
Total cost per carat produced ($/carat)	$66	$71
  During Q1 calendar 2017, on a 40% basis, the Diavik mine recovered 0.8 million carats from 0.2 million tonnes processed, compared to 0.8 million carats recovered from 0.2 million tonnes processed in Q1 calendar 2016.
  Carat production in Q1 calendar 2017 was consistent with the same period in the prior year, as the positive impact of processing a relatively high proportion of higher-grade A-418 ore was offset by a 5% reduction in the volume of ore processed compared to the prior year as a result of lower ore availability.
  Mining activities in Q1 calendar 2017 were focused at the A-154 South, A-154 North and A-418 underground operations.

Diamond Inventory

(in millions of US dollars, except where otherwise noted)	April 30, 2017	January 31, 2017
Consolidated Diamond Inventory (Ekati mine 100%, Diavik mine 40%)
Carats in inventory available-for-sale (000s)	3,551	3,674
Estimated market value of inventory available-for-sale	$200	$212
Estimated average market value per carat available-for-sale ($/carat)	$56	$58
Cost of inventory available-for-sale	$159	$182
Ekati Diamond Inventory (100% basis)
Carats in inventory available-for-sale (000s)	2,491	3,046
Estimated market value of inventory available-for-sale	$125	$156
Estimated average market value per carat available-for-sale ($/carat)	$50	$51
Cost of inventory available-for-sale	$115	$143
Diavik Diamond Inventory (40% basis)
Carats in inventory available-for-sale (000s)	1,060	628
Estimated market value of inventory available-for-sale	$75	$56
Estimated average market value per carat available-for-sale ($/carat)	$71	$89
Cost of inventory available-for-sale	$44	$38
  Consolidated carats in inventory available-for-sale decreased 3% from 3.7 million at January 21, 2017 to 3.6 million at April 30, 2017, reflecting 2.2 million carats transferred to available-for-sale during the quarter compared to 2.3 million carats sold. The estimated market value decreased 6% during this period to approximately $200 million at April 30, 2017, primarily as a result of the decrease in carats in inventory. The decrease was also due to the auction of approximately $21 million of high-value fancy coloured diamonds in Q1 fiscal 2018.
  Carats in inventory available-for-sale from the Ekati mine decreased 18% from 3.0 million at January 31, 2017 to 2.5 million at April 30, 2017, reflecting 1.3 million carats transferred to available-for-sale during the quarter compared to 1.8 million carats sold. At April 30, 2017, there were approximately 0.6 million carats of rough diamond inventory that was work-in-progress (January 31, 2017 – 0.5 million carats), and that were primarily from Misery Main, with lesser amounts from Koala underground and Pigeon. The estimated market value decreased 20% during this period to approximately $125 million at April 30, 2017, primarily as a result of the decrease in carats in inventory. The decrease was also due to the auction of approximately $21 million of high-value fancy coloured diamonds in Q1 fiscal 2018.
  Carats in inventory available-for-sale from the Diavik mine increased 69% from 0.6 million at January 31, 2017 to 1.1 million at April 30, 2017, reflecting 1.0 million carats transferred to available-for-sale during the quarter compared to 0.5 million carats sold. There was no work-in- progress inventory in the Diavik segment at April 30, 2017. The estimated market value increased 34% during this period to approximately $75 million at April 30, 2017, as a result of the increase in carats, partly offset by the 20% decrease in average value per carat available-for-sale from $89 to $71.

Development Projects

Jay

  The Jay project is a significant undeveloped deposit at the Ekati mine and is currently in the final stages of permitting. On May 30, 2017, Dominion announced that the Wek’èezhìi Land and Water Board (“WLWB”) had amended the water licence at the Ekati mine to include the Jay project. The WLWB has recommended that the amended water licence be approved by the Minister of Environment and Natural Resources, Government of the Northwest Territories, and a decision is expected this summer.

  To date in fiscal 2018, clean granite from the Lynx pit has been stockpiled for use as road building material. Crushing of this road base material started in May, and road construction to the project site is expected to begin later this month.

Sable

  Final site infrastructure at the Sable pipe at the Ekati mine is nearing completion, and costs remain below budget. Pre-stripping is on track to commence by July 2017, significantly ahead of the schedule outlined in the pre-feasibility study.
  Following waste stripping, the first production of high-value carats from the Sable pipe is anticipated in fiscal 2020.

Misery Deep

  In May 2017, a positive pre-feasibility study was completed on the development of an underground operation below the Misery Main open pit at the Ekati mine. The pre-feasibility study is based on the mining of Misery Deep between calendar years 2018 and 2022, and a probable mineral reserve of 1.8 million tonnes of kimberlite and 8.7 million carats, on a 100% basis. Construction of the project has been approved by the Board of Directors and permit applications are expected to be filed in the third quarter of calendar 2017.

Fox Deep

  Work continues on the evaluation of an underground mine below the mined-out Fox open pit at the Ekati mine. A preliminary economic analysis on the project is expected in the third quarter of fiscal 2018 and a pre-feasibility study is scheduled for completion by the end of the fiscal year. If successful, this project has the potential to extend the life of the Ekati mine significantly.

A-21

  Development of the A-21 pipe at the Diavik mine continues to progress on time and on budget, with the completion of the dike and the start of de-watering expected in late calendar 2017. Following waste stripping, processing of ore from the A-21 pipe is expected to commence in calendar 2018.

Exploration Program

Ekati

  A four-part program is planned including an assessment of historical geophysical data, till sample data analysis, an evaluation of known kimberlites to prioritize targets, and a summer 2017 field program comprising geophysics and diamond drilling of high-priority targets.
  High-priority kimberlite pipes are the Leslie and Kodiak pipes, both of which are located close to existing infrastructure.
o	In May 2017, a maiden inferred mineral resource of 51 million tonnes and 16 million carats, on a 100% basis, was announced at Leslie, and a concept study is planned this calendar year.
o

The Kodiak pipe has not been bulk sampled and the work plan for calendar 2017 includes a follow- up vertical drill hole in the centre of the pipe. Remodelling of the pipe size and geology, microdiamond estimation and quality assessment should be completed by the fall of 2017 and, pending the results of this program, a reverse circulation bulk sample program may be planned for winter 2018.

Diavik

  Three priority kimberlites – C42, T29 and A61 – have been highlighted for additional work based on potential size and proximity to the existing infrastructure. The goal for calendar 2017 is to delineate these kimberlites further using core drilling, and to collect sufficient material for mineral chemistry and microdiamond sampling.

Lac de Gras Joint Venture

  A spring 2017 ground geophysics program utilizing magnetic, gravity and resistivity techniques has been completed over 20 selected targets. The data is currently being interpreted and will be used to guide the selection of targets for possible drill testing later this summer. Additionally, a 400-square kilometre area in the southern part of the property will be covered by a new airborne geophysical survey during the summer of 2017.

Glowworm

  A re-evaluation of the historical data on the Glowworm Lake property is underway. A field program is planned for 2017, with targets being selected for follow up with ground geophysics (magnetic, gravity and resistivity).

Capital Expenditures (Ekati mine 100% and Diavik mine 40%)

	Three months	Three months
(in millions of US dollars)	ended April 30,	ended April 30,
	2017	2016
Ekati sustaining capital expenditures	$16.6	$18.6
Ekati production stripping expenditures	27.0	3.1
Diavik sustaining capital expenditures	4.3	6.0
Total sustaining capital expenditures	47.9	27.7
Sable expenditures	11.0	9.6
Lynx expenditures	3.7	13.7
Jay expenditures	2.1	23.4
Misery expenditures	-	19.8
A-21 expenditures	9.2	12.0
Other expenditures	3.3	5.2
Total growth capital expenditures	29.3	83.7
Reconciliation to capital cash additions:
Capitalized depreciation	(3.4)	(2.7)
Capital accruals	(1.6)	3.0
Total cash capital additions	$72.2	$111.7

During the first quarter, the Company invested $72.2 million in property, plant and equipment, of which $59.6 million related to the Ekati mine and $12.6 million related to the Diavik mine. Expenditures related primarily to construction and development of new kimberlite pipes at both mines, as well as excess waste stripping in open pits which is capitalized as production stripping.

On June 5, 2017, an agreement was reached with Archon Minerals Limited, to convert its participating interest in the Buffer Zone at the Ekati mine to a royalty equal to 2.3% of all future gross revenue from diamonds produced from the Buffer Zone. As a result of this transaction, Dominion’s ownership interest in the Buffer Zone increased to 100.0% .

Conference Call and Webcast

Beginning at 11:00 AM (ET) on Tuesday, June 13, 2017, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's website at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering the conference ID 13700907.

An online archive of the broadcast will be available by accessing the Company's website at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 2:00 PM (ET), Tuesday, June 27, 2017, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering the conference ID 13700907.

Management’s Discussion and Analysis and Financial Statements

Complete Management’s Discussion and Analysis and Financial Statements can be found on Dominion’s website at: http://www.ddcorp.ca/investors/reports/quarterly-reports.

Condensed Consolidated Interim Balance Sheets

	April 30,	January 31,
(unaudited) (expressed in thousands of US dollars)	2017	2017
ASSETS
Current assets
Cash and cash equivalents (note 4)	$131,168	$136,168
Accounts receivable	17,566	13,946
Inventory and supplies (note 5)	446,700	412,227
Other current assets	32,639	29,765
Income taxes receivable	14,919	17,720
	642,992	609,826
Property, plant and equipment	1,311,773	1,295,584
Restricted cash (note 4)	47,982	65,742
Other non-current assets	21,130	21,362
Deferred income tax assets	16,520	11,362
Total assets	$2,040,397	$2,003,876

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$141,989	$108,866
Dividends payable	16,138	–
Employee benefit plans	1,943	1,192
Income taxes payable	71,460	54,710
Current portion of loans and borrowings	10,556	10,556
	242,086	175,324
Deferred income tax liabilities	160,194	155,380
Employee benefit plans	17,208	15,911
Provisions	331,455	328,356
Total liabilities	750,943	674,971
Equity
Share capital	465,848	478,526
Contributed surplus	31,117	31,667
Retained earnings	691,540	718,298
Accumulated other comprehensive loss	(8,917)	(9,622)
Total shareholders’ equity	1,179,588	1,218,869
Non-controlling interest	109,866	110,036
Total equity	1,289,454	1,328,905
Total liabilities and equity	$2,040,397	$2,003,876

The notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)

	Three months	Three months
(unaudited) (expressed in thousands of US dollars, except shares	ended April	ended April
and per share amounts)	30, 2017	30, 2016
Sales	$210,978	$178,259
Cost of sales	180,205	197,077
Gross margin	30,773	(18,818)
Selling, general and administrative expenses	8,280	8,036
Restructuring costs (note 11)	2,275	–
Operating profit	20,218	(26,854)
Finance expenses	(3,631)	(2,488)
Exploration costs	(736)	(3,581)
Finance and other income	989	371
Foreign exchange (loss) gain	(5,565)	(3,360)
Profit (loss) before income taxes	11,275	(35,912)
Current income tax expense	21,139	6,676
Deferred income tax recovery	(2,026)	(37,286)
Net (loss) income	$(7,838)	$(5,302)
Net (loss) income attributable to
Shareholders	$(7,910)	$(1,044)
Non-controlling interest	72	(4,258)
(Loss) earnings per share
Basic	(0.09)	(0.01)
Diluted	(0.09)	(0.01)
Basic weighted average number of shares outstanding	83,648,017	85,310,368

The notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Cash Flows

	Three	Three
(unaudited) (expressed in thousands of US dollars)	months	months
	ended April	ended April
	30, 2017	30, 2016
Cash provided by (used in)
OPERATING
Net (loss) income	$(7,838)	$(5,302)
Depreciation and amortization	75,809	58,444
Deferred income tax recovery	(2,026)	(37,286)
Current income tax expense	21,139	6,676
Finance expenses	3,631	2,488
Stock-based compensation	(406)	817
Other non-cash items	(14,480)	3,530
Unrealized foreign exchange gain	(2,138)	9,340
Gain on disposition of assets	–	235
Impairment losses on inventory	–	19,603
Interest paid	(77)	(94)
Income and mining taxes paid	(99)	(47,285)
Change in non-cash operating working capital	(16,840)	6,795
Net cash from operating activities	56,675	17,961
FINANCING
Repayment of interest-bearing loans and borrowings	–	(185)
Distributions to and contributions from minority partners, net	–	(3,986)
Issue of common shares, net of issue	262	127
Share repurchase	(13,084)	–
Cash used in financing activities	(12,822)	(4,044)
INVESTING
Decrease in restricted cash	14,596	–
Net proceeds from preproduction sales	–	3,741
Purchase of property, plant and equipment	(72,229)	(111,656)
Other non-current assets	230	1,436
Cash used in investing activities	(57,403)	(106,479)
Foreign exchange effect on cash balances	8,550	(1,022)
Decrease in cash and cash equivalents	(5,000)	(93,584)
Cash and cash equivalents, beginning of period	136,168	320,038
Cash and cash equivalents, end of period	$131,168	$226,454
Change in non-cash operating working capital
Accounts receivable	(3,162)	(465)
Inventory and supplies	(43,715)	(12,240)
Other current assets	(2,640)	(8,776)
Trade and other payables	31,926	30,215
Employee benefit plans	751	(1,939)
	$(16,840)	$6,795

The notes are an integral part of these condensed consolidated interim financial statements.

Non-IFRS Measures

This news release uses a number of financial measures, including: cash cost of production, total cost of production, cash cost and total cost per tonne processed, cash cost and total cost per carat produced, cash cost of sales per carat sold, Adjusted EBITDA, free cash flow, sustaining capital expenditure, and growth capital expenditure. These measures are used to monitor and evaluate the performance of the Company, are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not prescribed by IFRS and will differ from measures determined in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section “Non-IFRS Measures” in the Company’s Management’s Discussion and Analysis for the three months ended April 30, 2017, for further details, including a reconciliation of each such measure to its most directly comparable measure calculated in accordance with IFRS.

Forward-Looking Information
Information included herein, including information about expected sales and Adjusted EBITDA, diamond pricing, estimated production from, and exploration and development activities at, the Ekati mine and the Diavik mine, and expectations concerning the diamond industry, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati mine and the Diavik mine; mining, production, construction and exploration activities at the Ekati mine and the Diavik mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, and uncertainties related to the Company’s strategic review process. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

Investors:	Canadian Media Contact:
Dominion Diamond Corporation	DFH Public Affairs
Jacqueline Allison, 416-205-4371	Ian Hamilton, 416-206-0118 x222
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca	US Media Contact:
Gagnier Communications
Dan Gagnier, 646-569-5897